===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended      DECEMBER 31, 1999
                                   ----------------------------

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _______ to _______

Commission file number    0-26058
                      ---------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            ROMAC INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN
                            120 WEST HYDE PARK PLACE
                                TAMPA, FL 33606


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                KFORCE.COM, INC.
                            120 WEST HYDE PARK PLACE
                                TAMPA, FL 33606


===============================================================================

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


                                                                         PAGE(S)

Report of Independent Certified Public Accountants                          2


Financial Statements

     Statements of Net Assets Available for Benefits                        3

     Statements of Changes in Net Assets Available for Benefits             4

     Notes to Financial Statements                                        5-12

Supplemental Schedule *

     Schedule of Assets Held for Investment Purposes                      13-19








* Other schedules required by 29 CFR 2520.103 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been presented because they were not applicable, and thus not required.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Administrator of Romac International, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Romac International, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Tampa, FL
June 28, 2000

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                           1999              1998

Investments at fair value              $84,624,201      $108,318,570

Receivables:
    Employer contributions                 885,619           466,590
    Employee contributions                 193,778           156,346
    Accrued interest/dividends              22,172             8,849
                                       -----------      ------------
        Total receivables                1,101,569           631,785

Cash and cash equivalents                   72,803           721,030
                                       -----------      ------------

Net assets available for benefits      $85,798,573      $109,671,385
                                       ===========      ============













   The accompanying notes are an integral part of these financial statements.

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                              1999               1998
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation) in fair value of investments      $ (15,086,280)      $  12,997,832
      Interest and dividends                                                3,317,297           4,733,239
      Loan interest                                                            32,432               4,910
                                                                        -------------       -------------
                                                                          (11,736,551)         17,735,981
    Contributions:
      Participant                                                          13,519,660           8,153,845
      Employer                                                              1,158,090           1,779,595
                                                                        -------------       -------------
        Total contributions                                                14,677,750           9,933,440

    Transfer due to Plan merger                                             1,360,361           5,090,369
                                                                        -------------       -------------
        Total additions                                                     4,301,560          32,759,790
                                                                        -------------       -------------

Deductions from net assets attributed to:
    Benefits paid to participants                                         (28,168,372)        (41,443,179)
    Administrative expenses                                                    (6,000)            (19,046)
                                                                        -------------       -------------
        Total deductions                                                  (28,174,372)        (41,462,225)
                                                                        -------------       -------------

    Net decrease                                                          (23,872,812)         (8,702,435)
    Net assets available for benefits:
      Beginning of period                                                 109,671,385         118,373,820
                                                                        -------------       -------------

      End of period                                                     $  85,798,573       $ 109,671,385
                                                                        =============       =============









   The accompanying notes are an integral part of these financial statements.

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

1.   MERGER OF ROMAC INTERNATIONAL, INC. AND SOURCE SERVICES CORPORATION

     Effective April 20, 1998, the sponsor of the Romac International, Inc. Employees' 401(k) Retirement Savings Plan (the "Romac Plan"), Romac International, Inc. (the "Company"), consummated a merger with Source Services Corporation ("Source"), with the Company being the surviving entity. Effective July 1, 1998, the Romac Plan was merged into the Source Services Corporation 401(k) and Profit Sharing Retirement Plan (the "Source Plan") which was amended and restated and renamed the Romac International, Inc. 401(k) Retirement Savings Plan (the "Plan"). Subsequent to June 30, 1998, there was no activity in the Romac Plan except for the asset transfer in the amount of $5,090,369 on October 8, 1998.

     Effective July 1, 1999, the UQ 401(k) Plan (the "UQ Plan") was merged into the Plan. Subsequent to this date, there was no activity in the UQ Plan except for the asset transfer in the amount of $1,360,361 on July 29, 1999.

     The Plan held 1,722,233 and 2,302,751 shares of Company common stock, representing approximately 4% and 5% of the Company's outstanding common stock at December 31, 1999 and 1998 respectively.

2.   DESCRIPTION OF THE PLAN

     The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. Copies of the Plan document are available from the Company.

     GENERAL

     The Plan is a defined contribution plan covering substantially all fulltime employees, except those subject to a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Company. Merrill Lynch Trust Company ("Trustee") is the trustee and record keeper of the Plan.

     CONTRIBUTIONS

     Participants may contribute up to 15% of their compensation for the year, as defined. For the period from January 1, 1998 to June 30, 1998, the Company matched 100% of the first 3%, and 50% of the next 2% of eligible salary elected to be contributed by the participant. Beginning July 1, 1998, Company matching contributions are made at the discretion of the Board of Directors in amounts not to exceed the maximum permitted as a deductible expense by the Internal Revenue Code (the "Code"). Company contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. The Company made matching contributions equal to 10% of participant contributions for the period to all participants still employed at December 31, 1998.

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

     The Company may at its discretion make profit sharing contributions to the Plan. Such contributions are allocated to individual participant accounts based on compensation, as defined. There were no profit sharing contributions to the Plan for the years ended December 31, 1999 and 1998.

     All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee's discretion into the investment options described below. Investment elections may be changed by the employee at any time.

     o Merrill Lynch Retirement Preservation Trust - A collective trust maintained by Merrill Lynch that seeks to provide preservation of participant's investments, liquidity, and current income that is typically higher than money market funds. The fund invests primarily in a broadly-diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S government and U.S. government agency securities.

     o MFS Total Return Fund - A fund which seeks above-average income growth consistent with the prudent employment of capital and may invest up to 20% of its total assets in high-yield securities, as well as 20% of its total assets in foreign and emerging market securities.

     o Alliance Growth and Income Fund - A fund which seeks income and capital appreciation by investing primarily in dividend-paying common stock of high quality companies.

     o Alliance Quasar Fund - A fund which seeks growth of capital by investing principally in equity securities issued by predominantly small companies within any industry which fund management believes has capital appreciation potential.

     o Templeton Foreign Fund - A fund which seeks long term capital growth by investing primarily in stocks and debt obligations of companies and governments outside the United States.

     o Merrill Lynch Special Value Fund - A fund which seeks long term growth of capital by emphasizing securities of relatively small-market capitalization companies, as well as emerging growth companies, that fund management believe have special investment value, regardless of size.

     o Merrill Lynch Corporate Bond Fund - A fund which seeks capital appreciation by investing primarily in investment grade corporate fixed-income securities with a maximum remaining maturity of 10 years.

     o PIMCO Total Return Fund - A fund which seeks to maximize total return, consistent with preservation of capital and prudent investment management. Under normal circumstances,

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

              the fund invests at least 65% of its assets in a diversified portfolio of fixed-income securities of varying maturities.

     o Merrill Lynch Equity Index Trust - A trust which seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500(R) Index). This index is a means to measure the performance of a broad base of large U.S. corporations. The trust invests primarily in a portfolio of equity securities (stocks) designed to substantially equal or "match" the performance of this index, before expenses.

     o Pioneer Growth Shares A Fund - A fund which seeks capital appreciation; current income is incidental. The fund invests primarily in equities.

     o Self-Directed Fund - An investment option permitting participants to invest in investments other than those listed above (including investments in common stocks, money market funds and mutual funds).

     o Romac International, Inc. Common Stock - An investment option permitting participants to invest in Company common stock.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions, the Company's matching contribution, allocation of profit sharing contributions made by the Company and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participant's account balance is reduced for any participant withdrawals.

     ROLLOVERS

     All employees expected to meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer's qualified retirement plan or a conduit IRA.

     VESTING

     Participants are immediately vested in their contributions and profit sharing contributions plus actual earnings thereon. Company contributions and earnings vest at 10%, 30%, and 60% after 2, 3, and 4 years of vesting service, respectively. Company contributions become 100% vested upon:

     o         Normal retirement
     o         Total disability
     o         Death

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

     o         Completion of five years of vesting service

     IN-SERVICE WITHDRAWALS

     Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

     o         Age 59 1/2
     o         Financial hardship
     o         Withdrawals from profit sharing account

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all Participants' accounts have been completely distributed to each Participant (or their designated beneficiary) in accordance with the Plan.

     LOANS

     Participants may borrow money from their vested account balance for any reason. The maximum amount available for loans is the lesser of $50,000 reduced by the participant's highest loan balance outstanding in the twelve months prior to the date of the loan or 50% of the participant's vested account balance. The minimum amount for a loan is $1,000.

     Loan repayments must have a definite repayment period not to exceed five years unless the loan is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years. Participant loans, including interest thereon, are taxable to the participant upon default.

     The loans are secured by the balance in the participant's account and bear interest at 9.5% at December 31, 1999 and 1998.

     PAYMENT OF BENEFITS

     On termination of service, a participant may elect one of the following payment options:

     o         Immediate single-sum payment
     o Deferred single-sum payment of the vested Profit Sharing account of quota or professional employees. The deferral period is defined as the period beginning with the date such participant terminates employment and ending on the third anniversary thereof or the date such participant dies, incurs a total disability, or attains fifty-five years of age, whichever is earlier.

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

     Additionally, participants of the Plan who were initially participants of the Romac Plan may elect to receive equal installments over a period not to exceed the participant's (or participant's beneficiary's) life expectancy determined at the time of distribution.

     At December 31, 1999 and 1998, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

     FORFEITED ACCOUNTS

     Nonvested balances resulting from Company contributions will be forfeited upon the participant's termination and distribution of the participant's vested account balance. In addition, the nonvested portion of a terminated participant's account balance shall be forfeited on the last day of the Plan year in which the participant incurred his fifth consecutive one-year break in service and may not be restored upon re-entry into the Plan. Forfeited balances will be used to offset future Company matching contributions. For the year ended December 31, 1999 and 1998, Company matching contributions were reduced by $-0- and $202,000, respectively, from forfeited nonvested accounts.

3.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The Plan's financial statements are prepared in accordance with generally accepted accounting principles.

     USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the related changes in the net assets available for Plan benefits. Actual results could differ from those estimates.

     VALUATION OF INVESTMENTS

     The Plan's investments are stated at fair value, based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Loans are carried at cost which approximates market value.

     CONTRIBUTIONS

     Employee contributions are recorded when salary or bonus is earned. Beginning July 1, 1998, matching Company contributions are recorded when authorized (Note 2).

     Purchases and sales of securities are recorded on a trade-date basis.

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     EXPENSES OF PLAN

     Certain expenses incurred in the administration of the Plan are paid by the Plan. The Company pays a portion of the expenses for services necessary for the administration of the Plan.

4.   STATEMENT OF POSITION 99-3

     The Company elected to early adopt the provisions of Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 eliminates the requirement to separately disclose participant-directed investment programs as a separate fund in the financial statements in columnar form or in the related disclosures.

5.   INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets. The following financial data has been certified by the Trustee, in accordance with 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.


                                                                   DECEMBER 31,
                                                       ----------------------------------
             DESCRIPTION OF INVESTMENT                     1999                  1998
     Merrill Lynch Special Value Fund                  $  5,597,546          $  4,673,334
     Merrill Lynch Retirement Preservation Trust       $ 10,164,968          $ 13,001,673
     Alliance Growth and Income Fund                   $ 21,427,640          $ 21,532,270
     Templeton Foreign Fund                            $  7,835,254          $  6,691,765
     Romac International, Inc. Common Stock            $ 23,813,553          $ 51,236,202

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

     The Plan's investments, including gains and losses on investments purchased, sold and held during the year, appreciated (depreciated) in value as follows:

                                                          YEAR ENDED
                                                         DECEMBER 31,
                                               ------------------------------
                                                    1999              1998

     Mutual Funds                              $   3,609,178     $  (755,304)
     Romac International, Inc. common stock    $ (20,181,703)     13,534,182
     Common stock investments                  $   1,486,245         218,954
                                               -------------     -----------
                                               $ (15,086,280)    $12,997,832
                                               =============     ===========

6.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                           DECEMBER 31,
                                                  ---------------------------
                                                      1999             1998
     Net assets:
       Participant loans                          $  593,704        $ 200,384

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                  ---------------------------
                                                     1999              1998
     Changes in net assets:
       Benefits paid to participants              $  (63,083)       $  (5,421)
       Net transfers from participant-directed
          investments                                456,403          199,667
                                                  ----------        ---------
                                                  $  393,320        $ 194,246
                                                  ==========        =========

7.   RELATED PARTY TRANSACTIONS

     Plan investments include shares of a collective trust and mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $6,000 and $19,046 for the years ended December 31, 1999 and 1998, respectively.

8.   TAX STATUS OF THE PLAN

     The Internal Revenue Services has determined and informed the Company by a letter dated June 8, 1999 that the Plan and related trust is designed in accordance with the Code. The Plan has been amended since receiving the determination letter. However, it is the position of the Company that the Plan has been operated in accordance with the Code and ERISA requirements and, therefore, will be considered exempt from federal income taxes. Accordingly, income taxes have not been provided for in the accompanying financial statements.

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

9.   FINANCIAL DATA CERTIFIED BY THE TRUSTEE

     All data which is included in the accompanying financial statements and notes to financial statements and schedules relating to investment transactions and activity has been certified by the Trustee as being complete and accurate, except for adjustments made by the Company to conform the Trustee certified financial statements to an accrual basis of accounting.


                                                                                                                       SCHEDULE 1

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

---------------------------------------------------------------------------------------------------------------------------------
                                                                      (c) Description of investment
                                                                     including maturity date, rate of
                (b) Identity of Issue, Borrower, Lessor or                 interest, collateral,
  (a)                          Similar Party                                   maturity value                  (d) Current Value
---------------------------------------------------------------------------------------------------------------------------------

   *            Romac International, Inc Common Stock                Common Stock                                  $   23,813,553

   *            Merrill Lynch Preservation Trust                     Collective Trust                                  10,164,968
   *            Merrill Lynch Equity Index Trust                     Collective Trust                                   2,277,626

                Alliance Growth and Income Fund                      Mutual Fund                                       21,427,640
                Alliance Quasar Fund                                 Mutual Fund                                        1,526,057
   *            MFS Total Return Fund                                Mutual Fund                                        3,792,846
   *            Merrill Lynch Corporate Bond Fund                    Mutual Fund                                            1,025
   *            Merrill Lynch Special Value Fund                     Mutual Fund                                        5,597,546
                PIMCO Total Return Fund                              Mutual Fund                                        1,838,801
                Pioneer Growth Shares A Fund                         Mutual Fund                                          416,605
                Templeton Foreign Fund                               Mutual Fund                                        7,835,254

               Aim Blue Chip Fund Class A                            Self Directed Mutual Fund                             18,137
               Aim Value Fund                                        Self Directed Mutual Fund                              2,715
               Alliance Technology Fund                              Self Directed Mutual Fund                              9,361
               Alliance Premier Growth Fund                          Self Directed Mutual Fund                            143,908
               AM Cap Emerging Growth Fund, Inc.                     Self Directed Mutual Fund                             89,417
               CMA Government SEC                                    Self Directed Mutual Fund                                 43
               Mfs Strategic Growth Fd Cl A                          Self Directed Mutual Fund                              2,706
               Mfs Utilities Fund Class A                            Self Directed Mutual Fund                              7,123
                ML Euro Fund                                         Self Directed Mutual Fund                             31,292
                ML Int'l Index Fund                                  Self Directed Mutual Fund                              6,966
                ML S&P 500 Index                                     Self Directed Mutual Fund                             84,320
                Munder Netnet Fund                                   Self Directed Mutual Fund                             21,263
                Oppenheimer Enterprises Fund                         Self Directed Mutual Fund                            127,744
                Oppenheimer Global Growth                            Self Directed Mutual Fund                             70,294
                Oppenheimer Mid Cap                                  Self Directed Mutual Fund                              7,987
                Pimco Innovation Fd Cl A                             Self Directed Mutual Fund                            107,352

               3Com Corp Del PV                                      Self Directed Equity Investments                      16,403
               Abercrombie & Fitch Co                                Self Directed Equity Investments                       5,337
               Ac Neilsen Corp                                       Self Directed Equity Investments                      18,468
               Act Manufacturing                                     Self Directed Equity Investments                       4,500
               Adaptive Broadband Corp                               Self Directed Equity Investments                       9,964
               Allstate Corp                                         Self Directed Equity Investments                      12,031
               Alpine Group Inc Del                                  Self Directed Equity Investments                         360
               Altera Corp Com                                       Self Directed Equity Investments                       2,725
               Amazon Com Inc                                        Self Directed Equity Investments                       9,818
               American Home Products                                Self Directed Equity Investments                       2,001
               American Express Company                              Self Directed Equity Investments                       8,339
               American Online Inc Del                               Self Directed Equity Investments                     152,581
               Ames Dept. Stores Com New                             Self Directed Equity Investments                         489
               Amgen Inc Com                                         Self Directed Equity Investments                       3,123
               Amr Corp                                              Self Directed Equity Investments                         670
               Amtran Inc. Stock                                     Self Directed Equity Investments                         310



                                                                                                                       SCHEDULE 1

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

--------------------------------------------------------------------------------------------------------------------------------
                                                                      (c) Description of investment
                                                                     including maturity date, rate of
               (b) Identity of Issue, Borrower, Lessor or                 interest, collateral,
  (a)                         Similar Party                                   maturity value                  (d) Current Value
--------------------------------------------------------------------------------------------------------------------------------

               Anthony & Sylvan Pools                                Self Directed Equity Investments              $           41
               Applied Micro Circuits                                Self Directed Equity Investments                       3,181
               Aquis Communications Group                            Self Directed Equity Investments                       1,855
               At Home Cp Com Ser A                                  Self Directed Equity Investments                      16,892
               AT&T Corp                                             Self Directed Equity Investments                      42,001
               Atlantic Richfld Co                                   Self Directed Equity Investments                      21,625
               Aura Systems Inc                                      Self Directed Equity Investments                      14,000
               Axent Technologies Inc                                Self Directed Equity Investments                       1,050
               Bally Total Fitnes                                    Self Directed Equity Investments                         480
               Bank of America Corp                                  Self Directed Equity Investments                       1,505
               Bank Tokyo Mitsubishi                                 Self Directed Equity Investments                      13,937
               BankOne Corp                                          Self Directed Equity Investments                         640
               Barnes and Noble Inc                                  Self Directed Equity Investments                       1,433
               BarnesandNobel.com Inc                                Self Directed Equity Investments                         212
               Bausch & Lomb Co                                      Self Directed Equity Investments                       6,891
               Bea Systems Inc.                                      Self Directed Equity Investments                      17,483
               BeBe Stores Inc                                       Self Directed Equity Investments                         540
               Bell Atlantic                                         Self Directed Equity Investments                      30,781
               Berkshire Hathaway Cl B                               Self Directed Equity Investments                      21,960
               Best Buy Co Inc                                       Self Directed Equity Investments                      29,295
               Bethlehem Steel                                       Self Directed Equity Investments                       8,375
               Biocontrol Technology Inc                             Self Directed Equity Investments                         326
               Bluegreen Corp                                        Self Directed Equity Investments                         290
               BMC Software Inc                                      Self Directed Equity Investments                      15,987
               Bon Ton Stores                                        Self Directed Equity Investments                         210
               Borders Group Inc                                     Self Directed Equity Investments                         487
               Bristol Myers Squibb Co                               Self Directed Equity Investments                       6,418
               Broadvision Inc                                       Self Directed Equity Investments                      19,046
               Brocade Communications Systems                        Self Directed Equity Investments                       3,186
               Buffets Inc                                           Self Directed Equity Investments                         370
               Capital Automotive                                    Self Directed Equity Investments                       3,290
               Cato Corp                                             Self Directed Equity Investments                         580
               Caterpillar Inc.                                      Self Directed Equity Investments                      25,365
               CBS Corp                                              Self Directed Equity Investments                      29,794
               CDNow Inc                                             Self Directed Equity Investments                         493
               Checkfree Holdings Corp                               Self Directed Equity Investments                      10,450
               Chevron Corp                                          Self Directed Equity Investments                       8,662
               Cintas Corp                                           Self Directed Equity Investments                         531
               Circuit City Stores Inc.                              Self Directed Equity Investments                      21,718
               Cisco Systems Inc                                     Self Directed Equity Investments                     304,442
               Citigroup Inc                                         Self Directed Equity Investments                       3,451
               CMGI Inc Corp                                         Self Directed Equity Investments                     272,166



                                                                                                                       SCHEDULE 1

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

---------------------------------------------------------------------------------------------------------------------------------
                                                                      (c) Description of investment
                                                                     including maturity date, rate of
               (b) Identity of Issue, Borrower, Lessor or                  interest, collateral,
  (a)                          Similar Party                                   maturity value                  (d) Current Value
---------------------------------------------------------------------------------------------------------------------------------

               Coca Cola Companies                                   Self Directed Equity Investments              $        7,083
               Compaq Computer Corp                                  Self Directed Equity Investments                      35,206
               Computer Science Corp                                 Self Directed Equity Investments                       4,636
               Comtex New Network                                    Self Directed Equity Investments                       4,471
               Corel Corp Canada                                     Self Directed Equity Investments                         453
               Crossman Communitys Inc.                              Self Directed Equity Investments                         294
               Cyber Care Inc                                        Self Directed Equity Investments                      17,337
               Dayton Hudson Corp                                    Self Directed Equity Investments                         587
               Dell Computer Corp                                    Self Directed Equity Investments                      38,658
               Delphi Automotive Sys                                 Self Directed Equity Investments                       1,086
               DuPont Stock                                          Self Directed Equity Investments                       6,587
               Earthgrains Co                                        Self Directed Equity Investments                         225
               EFTC Corp                                             Self Directed Equity Investments                         175
               Egghead.com Inc                                       Self Directed Equity Investments                         258
               El Sitio                                              Self Directed Equity Investments                       3,675
               Elan Corp Plc                                         Self Directed Equity Investments                       1,917
               EMC Corporation                                       Self Directed Equity Investments                     159,613
               Estn Amn N Gas Sprcprpst                              Self Directed Equity Investments                      84,022
               Extended Stay America                                 Self Directed Equity Investments                         378
               Exxon/Mobil Common Stock                              Self Directed Equity Investments                       8,056
               Fannie Mae (USA)                                      Self Directed Equity Investments                      21,852
               Fidelity Nat'l Finl Inc                               Self Directed Equity Investments                         215
               First American Fin'l Corp                             Self Directed Equity Investments                         161
               First Service Sub                                     Self Directed Equity Investments                         506
               Fleetboston Financial Corp                            Self Directed Equity Investments                      12,497
               Ford Motor Company                                    Self Directed Equity Investments                      11,035
               Franklin Mutual Shares                                Self Directed Equity Investments                       5,003
               Frontier Oil Corp                                     Self Directed Equity Investments                         560
               Furniture Brands Int'l                                Self Directed Equity Investments                         770
               GP Strategies Corp                                    Self Directed Equity Investments                         183
               General Electric                                      Self Directed Equity Investments                     154,750
               General Mills                                         Self Directed Equity Investments                       7,150
               Gillette Co                                           Self Directed Equity Investments                      10,986
               Global Crossing Ltd                                   Self Directed Equity Investments                       3,750
               Good Guys Inc                                         Self Directed Equity Investments                         689
               Goody's Family Clothing                               Self Directed Equity Investments                         241
               Hall Kinion & Associates                              Self Directed Equity Investments                       1,935
               Harley Davidson Inc                                   Self Directed Equity Investments                         640
               H T E Inc                                             Self Directed Equity Investments                       3,000
               Hewlett Packard Co                                    Self Directed Equity Investments                       1,592
               Home Depot Inc                                        Self Directed Equity Investments                      83,912
               Household Int'l Inc                                   Self Directed Equity Investments                       7,450



                                                                                                                       SCHEDULE 1

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

---------------------------------------------------------------------------------------------------------------------------------
                                                                     (c) Description of investment
                                                                    including maturity date, rate of
               (b) Identity of Issue, Borrower, Lessor or                 interest, collateral,
  (a)                         Similar Party                                   maturity value                  (d) Current Value
---------------------------------------------------------------------------------------------------------------------------------

               Hunt JB Trans Srvc Inc                                Self Directed Equity Investments              $          290
               Intel Corp                                            Self Directed Equity Investments                      58,894
               Interim Services Inc                                  Self Directed Equity Investments                      24,750
               Internet Cap Group Inc                                Self Directed Equity Investments                      37,400
               Int'l Business Machine                                Self Directed Equity Investments                      36,739
               Int'l Paper                                           Self Directed Equity Investments                      32,281
               Intraware Inc                                         Self Directed Equity Investments                         799
               JDS Uniphase Corp                                     Self Directed Equity Investments                       8,065
               Jefferson Pilot Corp                                  Self Directed Equity Investments                       6,825
               Johnson & Johnson                                     Self Directed Equity Investments                      19,199
               JP Morgan & Co Inc.                                   Self Directed Equity Investments                      23,805
               Kaufman & Broad Home                                  Self Directed Equity Investments                       1,596
               Kmart Corp                                            Self Directed Equity Investments                       1,811
               Knight/Trimark Group                                  Self Directed Equity Investments                       1,380
               Kulick E & Soffa Industry                             Self Directed Equity Investments                         851
               Labor Ready Inc                                       Self Directed Equity Investments                     120,401
               Ladd Furniture                                        Self Directed Equity Investments                         533
               Landair Corp                                          Self Directed Equity Investments                         285
               Landamerica Financial Group                           Self Directed Equity Investments                         147
               Leasing Solutions                                     Self Directed Equity Investments                           9
               Legato Systems Inc                                    Self Directed Equity Investments                         688
               Lehman Brothers Holdings Company                      Self Directed Equity Investments                         762
               Lennar Corp                                           Self Directed Equity Investments                         292
               Lilly Eli Co                                          Self Directed Equity Investments                       7,980
               Lions Gate Entertainment Corp                         Self Directed Equity Investments                       9,500
               Lockheed Martin Corp                                  Self Directed Equity Investments                         743
               Lowes Company Inc                                     Self Directed Equity Investments                       1,195
               Ls Cap Corp                                           Self Directed Equity Investments                         361
               Lucent Technologies Inc                               Self Directed Equity Investments                     121,618
               Main St Ac Inc                                        Self Directed Equity Investments                         275
               Massachusetts Investors                               Self Directed Equity Investments                      14,812
               Maxtor Corp                                           Self Directed Equity Investments                         217
               McDonalds Corp                                        Self Directed Equity Investments                      13,731
               MCI Worldcom Inc                                      Self Directed Equity Investments                      66,325
               McKeeson HBOC Inc                                     Self Directed Equity Investments                      11,587
               Mediaone Group Inc                                    Self Directed Equity Investments                      10,800
               Mellon Financial Corp                                 Self Directed Equity Investments                         340
               MercK & Co Inc.                                       Self Directed Equity Investments                      23,640
               Metricom Inc.                                         Self Directed Equity Investments                       1,572
               Metromedia Fib Network                                Self Directed Equity Investments                         958
               Micron Electronics Inc                                Self Directed Equity Investments                         222
               Microsoft Corp                                        Self Directed Equity Investments                      67,480



                                                                                                                       SCHEDULE 1

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

---------------------------------------------------------------------------------------------------------------------------------
                                                                     (c) Description of investment
                                                                    including maturity date, rate of
               (b) Identity of Issue, Borrower, Lessor or                 interest, collateral,
  (a)                         Similar Party                                   maturity value                  (d) Current Value
---------------------------------------------------------------------------------------------------------------------------------

               Mindspring Enterprises                                Self Directed Equity Investments              $       10,904
               Minnesota Mng Mfg                                     Self Directed Equity Investments                      26,426
               ML & Co Inc.                                          Self Directed Equity Investments                      17,665
               Mohawk Industries Inc                                 Self Directed Equity Investments                         290
               Momentum B Applications A                             Self Directed Equity Investments                          78
               Morgan Stanley American Value                         Self Directed Equity Investments                       6,976
               Mphase Techs Inc                                      Self Directed Equity Investments                       2,687
               Musicland Stores Corp Com                             Self Directed Equity Investments                         261
               NA Visite Inc                                         Self Directed Equity Investments                      28,700
               NABI Inc                                              Self Directed Equity Investments                       9,250
               Nacco Industries Inc                                  Self Directed Equity Investments                         277
               National R V Holdings                                 Self Directed Equity Investments                         385
               NAXOS Resources Ltd                                   Self Directed Equity Investments                         844
               Network Event Theatre                                 Self Directed Equity Investments                      11,256
               New Era of Networks Inc                               Self Directed Equity Investments                       4,429
               Nextera Enterprises                                   Self Directed Equity Investments                       4,055
               Nokia Corp                                            Self Directed Equity Investments                      22,163
               Nortel Networks Ltd                                   Self Directed Equity Investments                      14,140
               NVR Inc                                               Self Directed Equity Investments                         477
               Office Depot Inc.                                     Self Directed Equity Investments                      11,000
               Oppenheimer Capital                                   Self Directed Equity Investments                       6,284
               Oppenheimer Main Street                               Self Directed Equity Investments                       5,511
               Oppenheimer Quest Balanced                            Self Directed Equity Investments                       4,922
               Oracle Corp                                           Self Directed Equity Investments                      61,744
               Parker & Parsley Pete                                 Self Directed Equity Investments                         265
               Peoplesoft Inc                                        Self Directed Equity Investments                      10,656
               Perceptron Inc                                        Self Directed Equity Investments                      35,200
               Perot Systems Corp                                    Self Directed Equity Investments                         358
               Pfizer Inc                                            Self Directed Equity Investments                      77,051
               Pillowtex Corp                                        Self Directed Equity Investments                          98
               Polymedica Industries Inc.                            Self Directed Equity Investments                       4,625
               Powertel Inc                                          Self Directed Equity Investments                      20,075
               Priceline. Com Inc                                    Self Directed Equity Investments                         568
               Primex Technology                                     Self Directed Equity Investments                         415
               Proctor & Gamble                                      Self Directed Equity Investments                      11,392
               Promix Inc.                                           Self Directed Equity Investments                       2,750
               Puma Technology Corp                                  Self Directed Equity Investments                       5,225
               Qualcomm Inc                                          Self Directed Equity Investments                      28,178
               Quest Communications Int'l Inc                        Self Directed Equity Investments                       7,310
               Radisys Corp                                          Self Directed Equity Investments                       3,060
               Real Networks Inc                                     Self Directed Equity Investments                       1,924
               Recoton Corp                                          Self Directed Equity Investments                         216


                                                                                                                     SCHEDULE 1

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

---------------------------------------------------------------------------------------------------------------------------------
                                                                     (c) Description of investment
                                                                    including maturity date, rate of
               (b) Identity of Issue, Borrower, Lessor or                 interest, collateral,
  (a)                         Similar Party                                   maturity value                  (d) Current Value
---------------------------------------------------------------------------------------------------------------------------------

               Red Hot Inc                                           Self Directed Equity Investments              $       12,252
               RF Micro Devices Inc.                                 Self Directed Equity Investments                       4,789
               Rhythms Net Connections                               Self Directed Equity Investments                         310
               Rite Aid Corp                                         Self Directed Equity Investments                         534
               S3 Inc                                                Self Directed Equity Investments                         520
               Safeguard Scientifcs                                  Self Directed Equity Investments                      16,300
               Safeway Inc                                           Self Directed Equity Investments                       2,145
               Sbc Communications Inc                                Self Directed Equity Investments                       1,462
               Schering Plough Corp                                  Self Directed Equity Investments                      10,593
               Schlumberger Ltd                                      Self Directed Equity Investments                       5,612
               SCI Sys Inc                                           Self Directed Equity Investments                      16,437
               Seagate Technology                                    Self Directed Equity Investments                       1,210
               Sears Roebuck                                         Self Directed Equity Investments                       7,441
               Service Corp Int'l                                    Self Directed Equity Investments                       6,937
               Siebel Systems Inc                                    Self Directed Equity Investments                      45,360
               Sizzler Int'l Inc                                     Self Directed Equity Investments                       6,250
               Solectron Corp Del                                    Self Directed Equity Investments                       2,853
               Sonic Automotive Inc                                  Self Directed Equity Investments                         487
               Southwest Airlines Co                                 Self Directed Equity Investments                      16,125
               Spyglass Inc                                          Self Directed Equity Investments                      22,752
               Staples Inc                                           Self Directed Equity Investments                       5,187
               Starnet Communications Int'l                          Self Directed Equity Investments                       2,695
               State Street Corp                                     Self Directed Equity Investments                      14,676
               Sterling Commerce Inc                                 Self Directed Equity Investments                       3,910
               Storage Technolgy                                     Self Directed Equity Investments                       3,687
               Streamline.com Inc                                    Self Directed Equity Investments                         342
               Sun Microsystems Inc                                  Self Directed Equity Investments                     213,413
               Talk Vusual Corp                                      Self Directed Equity Investments                         600
               Tarrant Apparel Group Inc                             Self Directed Equity Investments                         105
               Texas Industrial Inc                                  Self Directed Equity Investments                      12,768
               The Street Comic                                      Self Directed Equity Investments                         172
               Time Warner Inc.                                      Self Directed Equity Investments                      14,476
               Tommy Hilfiger Corp                                   Self Directed Equity Investments                         935
               Tootsie Roll Industries                               Self Directed Equity Investments                         329
               Transportation Tech Ind                               Self Directed Equity Investments                         596
               Unisys Corp                                           Self Directed Equity Investments                         415
               United Parcel Services                                Self Directed Equity Investments                      24,840
               United Retail Group                                   Self Directed Equity Investments                         330
               United Stationers Inc.                                Self Directed Equity Investments                         514
               Univision Communications                              Self Directed Equity Investments                      29,123
               Unumprovident Corp                                    Self Directed Equity Investments                      16,031
               US Airways Group                                      Self Directed Equity Investments                         256



                                                                                                                       SCHEDULE 1

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

---------------------------------------------------------------------------------------------------------------------------------
                                                                     (c) Description of investment
                                                                    including maturity date, rate of
               (b) Identity of Issue, Borrower, Lessor or                 interest, collateral,
  (a)                         Similar Party                                   maturity value                  (d) Current Value
---------------------------------------------------------------------------------------------------------------------------------

               US Interactive Inc                                    Self Directed Equity Investments              $        6,235
               US Treasury Strips                                    Self Directed Equity Investments                       8,438
               Usinternetworking Inc                                 Self Directed Equity Investments                      15,162
               VA Linux Systems Inc                                  Self Directed Equity Investments                       2,066
               Value City Dept Strs Inc                              Self Directed Equity Investments                         484
               Veritas Software                                      Self Directed Equity Investments                       7,156
               Vitesse Semicond Ctr Corp                             Self Directed Equity Investments                       3,146
               Vodafone Group Plc                                    Self Directed Equity Investments                      30,937
               Xerox Corp                                            Self Directed Equity Investments                         499
               Wal Mart Stores Inc                                   Self Directed Equity Investments                      70,970
               Walt Disney                                           Self Directed Equity Investments                      52,194
               Warner Lambert Company                                Self Directed Equity Investments                       4,096
               Waste Management Inc                                  Self Directed Equity Investments                       8,593
               Westaff Inc                                           Self Directed Equity Investments                         544
               Williams Communications Group                         Self Directed Equity Investments                         289
               Worldgate Communications Inc                          Self Directed Equity Investments                       9,512
               WW Grainger Inc                                       Self Directed Equity Investments                       9,849
               Yahoo Inc                                             Self Directed Equity Investments                      33,315

               CMA Money Fund                                        Self Directed Money Market Fund                      715,335
               Participant Loans                                     Interest at 9.5%                                     593,704
                                                                                                                   --------------

                                                                                                                   $   84,624,201
                                                                                                                   --------------

* Represents a party-in-interest

                                    SIGNATURE

The plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                        Romac International, Inc. 401(k) Retirement Savings Plan
                        --------------------------------------------------------
                                              (Registrant)


June 30, 2000           /s/ William L. Sanders
-------------           --------------------------------------------------------
   (Date)                   William L. Sanders
                            Plan Administrator and Chief Financial Officer

                                  EXHIBIT INDEX

Number   Exhibit                                                       Page
------   -------                                                       ----

23       Consent of Independent Certified Public Accountants           1